

October 23, 2014

Ms. Louise M. Dorsey
Associate Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
AD Office 8
Washington, DC 20549

Re: STORE Capital Corporation
        Registration Statement on Form S-11 (333-198486)
        CIK No. 0001538990

Dear Ms. Dorsey:

By letter dated September 23, 2014, the staff advised us that it would not object to the requests made in letters we submitted dated August 26 and September 16, 2014. At the time we submitted our September 16th letter, we anticipated launching our public offering shortly thereafter. Due to market conditions, our launch was delayed and we now are operating on a schedule that anticipates circulating a preliminary prospectus on or about Monday, November 10th. In connection with that timing, we are revising the prospectus included in our registration statement to include financial and other information through September 30, 2014; as part of that revision, we wanted to update the information contained in our September 16th letter and respectfully request that the staff reaffirm the conclusions in its September 23rd letter to us.

In our September 16th letter, we referred to two spreadsheets with data calculated as of September 2, 2014 – one listing property acquisitions subject to existing leases (both closed and probable) in the aggregate amount of $179.7 million and the other listing property acquisitions subject to newly originated leases (both closed and probable) in the aggregate amount of $618 million (including construction draws). As of October 22, 2014, we had identified one additional existing-lease property for $6.4 million, which increases the $179.7 million to $186.1 million. Also, as of October 22, 2014, we had identified an additional $86 million of newly originated leases (including construction draws), which increases the $618 million to $704 million. In our September 16th letter, we confirmed that $56 million of the $618 million had some prior rental history; as of October 22, 2014, that number is unchanged, as none of the properties with respect to the additional $86 million of newly originated leases had a prior rental history.

If the $56 million of properties were added to the $186.1 million of properties acquired with existing leases, the Rule 3-14 calculation of 10.06%, as reflected in the September 2, 2014 spreadsheet, would increase to 13.53% or, if our September 30, 2014 (unaudited) total assets of $2,557.9 million were used in the calculation, would decrease to 9.44%.

Please let us know if we can provide any additional information. Otherwise, we respectfully request that, using the updated information provided above, the staff reaffirm the conclusions in its September 23rd letter to us. We look forward to hearing from you at your earliest convenience.

Very truly yours,

Michael T. Bennett
Executive Vice President